EF HUTTON

Division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

October 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Castellum, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-267249

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company's proposed public offering, we wish to advise you that we hereby join with the Company's request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM (Eastern Time) on Wednesday, October 12, 2022, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

EF HUTTON
Division of Benchmark Investments, LLC
By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal